January 29, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attn:    Aamira Chaudhry
Doug Jones
Donald Field
Jacqueline Kaufman

Re:    Envestnet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-34835

Dear Staff:

This letter is written in response to discussions held with the staff of the Division of Corporation Finance (the “Staff”) on January 21, 2021. These discussions were with respect to Envestnet, Inc.’s (the “Company”) response to comment #1 and the use of Adjusted Net Revenues as a non-GAAP metric in the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2019.

In considering our response, we reviewed comments made by the Division Deputy Chief Accountant at the 2019 AICPA Conference on Current SEC and PCAOB Developments held in Washington, DC on December 9, 2019. In light of these comments and upon further review of Compliance and Disclosure Interpretation Question 100.04, the Company has concluded that it will not include the Adjusted Net Revenues non-GAAP metric in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2020.

* * * * *

In connection with this response, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the effort that went into the Staff’s comments and would be pleased to discuss any of our responses with you if it would assist the Staff. Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer